March 5, 2020

Jonathan Cross
President
Capital Access Point III, Inc.
c/o Shefford Advisors, LLC
477 Madison Avenue, Sixth Floor
New York, New York 10022

       Re: Capital Access Point III, Inc.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed February 25, 2020
           File No. 000-56138

Dear Mr. Cross:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 10, 2020 letter.

Form 10-12G/A filed February 25, 2020

Financial Statements, page F-1

1. Please amend your Form 10-12G to include audited financial statements for the year ended December 31, 2019. Reference is made to Rule 8-08(b) of Regulation S-X.
Exhibits

2. We note your response to comment 8. Please file the company's bylaws as an exhibit or advise. See Item 601 of Regulation S-K.
 Jonathan Cross
FirstName LastNameJonathan Cross
Capital Access Point III, Inc.
Comapany NameCapital Access Point III, Inc.
March 5, 2020
Page 2
March 5, 2020 Page 2
FirstName LastName
       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction